FREQUENTLY ASKED QUESTIONS

WHAT IS THE VOTE FOR?

Arconic shareholders are now being asked to cast a vote in advance of Arconic's Annual Shareholder Meeting. All shareholders were mailed a choice between two different slates of nominees to Arconic's Board of Directors.

- The Blue Proxy Card calls for four truly independent board members with extensive operating experience and impressive industry expertise, the empowerment of Arconic employees, and a renewed commitment to shareholder value at Arconic;
- The White Proxy Card would keep the current board in place and endorse continued centralized decision-making by out-of-touch leaders who have overseen the current mess.

This vote is about larger questions of trust and accountability. Shareholders have the power to put their investments on a stronger financial footing.



WHAT IS A PROXY CONTEST?

As an Arconic shareholder, you are the owner of Arconic. You have put your hard-earned money—and your trust—in the Company. When the current leadership of that company breaks your trust and squanders your investment, you have the power to call for change. A number of Arconic shareholders have done just that, independently pushing for improved corporate governance and a renewed commitment to shareholder value. Instead of attending the shareholder meeting in person, you can cast a 'proxy vote.' All shareholders were mailed two proxy cards. The White Proxy Card is a vote to stick with the failed status quo and entrench the current board. All shareholders are encouraged to support the Blue Proxy Card, a vote to restore trust and renew a commitment to shareholder value.

WHEN IS THE VOTE?

All shareholders can vote for change right now. Proxy voting will continue in advance of the Annual Shareholder Meeting.

HOW DO YOU VOTE?

All shareholders have received a Blue Proxy Card in the mail with instructions for how to vote. If you need assistance, you can contact Elliott's proxy solicitor, Okapi Partners LLC, toll-free at 1-877-869-0171 or via email at info@okapipartners.com. Your vote can also be taken over the phone with an Okapi representative. For more information on how to vote, visit www.proxyvote.com

 ## VOTE THE BLUE PROXY CARD

 **DISREGARD AND DISCARD THE WHITE PROXY CARD**
Questions? 1.877.869.0171















NEW ARCONIC

FREQUENTLY ASKED QUESTIONS

IS MY VOTE CONFIDENTIAL?

Yes.

WHAT IF I ALREADY VOTED, BUT I WANT TO CHANGE MY VOTE?

If you inadvertently voted to support the current board with the White Proxy Card, it is not too late to change your vote. Simply vote for the Blue Proxy Card. The most recent vote sent before voting closes will be the only vote that counts.

WHO ARE THE FOUR SHAREHOLDER NOMINEES ELLIOTT PROPOSES TO ADD TO THE BOARD?

By voting for the Blue Proxy Card, shareholders can elect four new independent directors to the board, all of whom possess extensive industry and operating experience. All four recognize the need for change at Arconic and are committed to instilling a culture that empowers employees and decentralizes decision making. They're committed to restoring trust and creating sustained shareholder value. The proposed nominees are:

CHRISTOPHER AYERS

Chris possesses unparalleled institutional knowledge with deep relationships in Arconic's plants, extensive operating experience as a successful leader of Precision Castparts' forging operations and 23 years of Aerospace experience.

ELMER DOTY

Elmer is the former CEO of Vought Aircraft Industries – then the largest independent producer of aerostructures. Elmer has 25 years of Aerospace & Defense experience and has been a long-time customer of Alcoa. He is a proven turn-around operating expert with aerostructures expertise, along with deep knowledge and relationships with potential Arconic growth partners.

BERND KESSLER

Bernd has 33 years of Aerospace experience under his belt. He is the former CEO of SR Technics and MTU Aero Engine's MRO business. Before that, Bernd was known as Honeywell's "Mr. Fix It" for improving underperforming assets. He is a proven value creator with a history of building durable aftermarket franchises.

PATRICE MERRIN

Patrice—an international business executive and corporate director—is a dynamic change agent with extensive experience leading CEO search committees. She has a phenomenal track record of value creation as a proven operating executive and is an experienced public company director known as a constructive consensus builder.

VOTE THE BLUE PROXY CARD

DISREGARD AND DISCARD THE WHITE PROXY CARD
Questions? 1.877.869.0171

FREQUENTLY ASKED QUESTIONS



WHO IS KLAUS KLEINFELD? WHAT HAPPENED TO HIM?

Klaus Kleinfeld was CEO of Alcoa/Arconic Inc. from 2008 to April 17, 2017 as well as Chairman of the Board. Dr. Kleinfeld led the Board and the company for almost a decade, delivering the worst track record of any CEO in the S&P 500 with a total shareholder return of -69% over his tenure.[1] The current Arconic Board endorsed this poor performance.

On April 17, Klaus Kleinfeld resigned as chairman and CEO of Arconic. But even when the Board agreed to his departure, they refused to recognize the need for real change at Arconic. In fact, in the release announcing Dr. Kleinfeld's resignation, the Board publicly stated that it "continues to believe that under Mr. Kleinfeld's leadership, the Company successfully executed a transformative vision and improved business performance … and the Board reaffirms the strategy developed under Mr. Kleinfeld's leadership." Despite years of poor performance and despite previous ethical breaches, the Board finally agreed to Dr. Kleinfeld's resignation only because it had no other realistic choice after he sent a letter to a senior officer of Elliott Management that read as a threat to intimidate or extort.



WHO SHOULD BE THE CEO?

That is a decision the Board of Directors will make.

Elliott has suggested a potential candidate with a proven track record, Larry Lawson. As Former CEO of Spirit Aerosystems, Inc., Mr. Lawson produced fantastic returns for shareholders – Spirit shares gained 153% under Mr. Lawson, outperforming peers – and dramatically improved business performance.

But, to be clear, the vote before shareholders is to determine the members of the Board of Directors who will choose the next CEO. Before you is a simple choice: Keep in place the board members responsible for the current mess or elect four new board members – three of whom are former aerospace operating executives and one who is an industrial and materials executive with two successful CEO searches under her belt.

WHAT IS ELLIOTT MANAGEMENT CORPORATION?

Elliott is an investment firm and long-term shareholder of Arconic. Elliott owns a 13.2% stake in Arconic (valued at over $1.6 billion), making Elliott the largest Arconic shareholder. Elliott's ownership is in Arconic's common equity – just like your shares. Whether you own one share of Arconic stock or one million shares, you and Elliott are in the same boat as shareholders.

[1]Total shareholder return during Dr. Kleinfeld's tenure as CEO of Alcoa Inc. was -69% through the 10/31/2016 split. Since the split and through January 31st, 2017, the date immediately preceding the announcement of Elliott's board nominations, Arconic Inc. stock declined an incremental marginal amount excluding the gain associated with the company's 19.9% stake in Alcoa Corp. Analysis excludes Freeport-McMoRan due to Office of the Chairman structure.



VOTE THE BLUE PROXY CARD



DISREGARD AND DISCARD THE WHITE PROXY CARD
Questions? 1.877.869.0171

WHAT IS ELLIOTT'S PLAN?

Decentralize decision making; Empower employees; Restore trust.

The starting place is a truly independent board with deep industry and operating experience.

You can read the detailed, thorough presentation at: newarconic.com/a-new-arconic/

WHAT ARE OTHERS SAYINGS ABOUT THIS PROXY CONTEXT?

A broad spectrum of voices have backed the common-sense case for change:



MEDIA

"If you want Arconic stock to go higher...Elliott...should get the vote." — Jim Cramer, Mad Money

"If I were an Arconic shareholder, I would be voting the 'blue card.'"
— John Dorman, Pittsburgh Post-Gazette/Nationally Syndicated Columnist



RESEARCH

"As the Arconic proxy vote nears, we recommend our clients to vote with Elliott Management (Blue Proxy)." — The Spin-Off Report, By PCS Research Services and Institutional Research Group

"Elliott's work here is detailed, extensive, and insightful. We agree with Elliott that Arconic can perform better and that a leadership change would help." — J.P. Morgan

"Elliott...correctly, sees the Board as part of the problem." — Deutsche Bank



SHAREHOLDER

"Rather than recognizing these actions as the breaches of shareholder trust that they are, Arconic's independent directors have instead chosen to ignore, defend, and even participate in these activities. Shareholders deserve better. Consequently, Orbis reiterates its intent to vote the Blue Card for Elliott's slate of independent nominees." — Orbis Investment Management

"We don't have confidence in this board's ability to choose the next management or act as stewards for the business. We hope to see the Elliott nominees elected and Larry Lawson appointed CEO." — Brian Selmo, First Pacific Advisors

"Lion Point believes that Elliott's plan for value creation can reverse the past and set new Arconic on a better path to creating shareholder value." — Lion Point Capital

 VOTE THE **BLUE** PROXY CARD

 **DISREGARD AND DISCARD THE WHITE PROXY CARD**
Questions? 1.877.869.0171